Filed by Brio Software, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Brio Software, Inc.

Commission File No.: 333-108036

On August 19, 2003, Brio Software, Inc. distributed the information on Exhibit A attached below to its customer facing employees and posted such information on its web-site.

Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties concerning Hyperion’s proposed acquisition of Brio Software, Hyperion’s expected financial performance, as well as Hyperion’s strategic and operational plans. Actual events or results may differ materially from those described in this document due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, or that the closing may be delayed; the reaction of customers of Hyperion and Brio Software to the transaction; Hyperion’s ability to successfully integrate Brio Software’s operations and employees the introduction of new products by competitors or the entry of new competitors into the markets for Hyperion’s and Brio Software’s products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Hyperion’s business and financial results is included in Hyperion’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002 and its Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2003 and June 30, 2003, including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. For more information and additional risk factors regarding Brio Software, see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Brio Software’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003, its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 and in other reports filed by Brio Software with the SEC. Neither Hyperion nor Brio Software undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information About the Proposed Merger and Where to Find It

Hyperion and Brio Software have filed with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed acquisition (the “Merger”) of Brio Software by Hyperion pursuant to the terms of an Agreement and Plan of Merger and Reorganization among Hyperion Solutions Corporation, T-Bird Acquisition, Inc., a wholly owned subsidiary of Hyperion, and Brio Software, Inc. The proxy statement/prospectus will be mailed to the stockholders of Brio Software. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Hyperion Solutions, Brio Software and the proposed Merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Hyperion or Brio Software with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Hyperion Solutions by contacting Hyperion Investor Relations, 1344 Crossman Avenue, Sunnyvale, CA, 94089, telephone (408) 220-8769. Investors and security holders may obtain free copies of the documents filed with the SEC by Brio Software by contacting Brio Software Investor Relations, 4980 Great America Parkway Santa Clara, CA 95054, (408) 496-7400. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Hyperion, Jeff Rodek, Hyperion’s Chairman and Chief Executive Officer, and certain of Hyperion’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Rodek and certain of Hyperion’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus statement when it becomes available.

Brio Software, Craig Brennan, Brio Software’s President and Chief Executive Officer, and certain of Brio Software’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of Brio Software common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Brennan and Brio Software’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus when it becomes available.

Exhibit A

Press and Media Coverage

Publication/Article Title	URL	Summary	Comments

Hyperion Press Releases

Hyperion To Acquire Brio Software July 23, 2003	http://www.hyperion.com/ news_events/news_releases/ press_release_2003_00026.cfm	This is the initial press release issued by both Brio and Hyperion.

Top Industry Analysts Praise Hyperion Acquisition of Brio Software August 5, 2003	http://www.hyperion.com/ news_events/news_releases/ press_release_2003_00048.cfm

Hyperion announced that it has received praise from industry analysts regarding the news of its intent to acquire Brio Software. This news release highlights the industry’s validation of the deal, and the power of the combined technologies. Stay tuned for further industry validation news in the coming weeks.

Includes quotes by Jeff Rodek, Hyperion CEO, and Craig Brennan.

Hyperion Announces Adoption of Business Performance Management Solutions on the Rise August 6, 2003	http://www.hyperion.com/ news_events/news_releases/ press_release_2003_00060.cfm	According to a recent META Group study, the adoption of Business Performance Management is on the rise. The new study from META Group reports that 85 percent of companies plan to implement Business Performance Management solutions in the next 18 months. The study also found that these companies are increasingly interested in Business Performance Management solutions to provide better decision-making capabilities, improved efficiency of reporting and planning, and to create a “single version of the truth” of their company’s metrics, plans and operating results.

Hyperion and Brio Software Customers Support Planned Acquisition and OEM Relationship Joint Customers Welcome Comprehensive Single Vendor Business Performance Management Solution August 11, 2003	http://www.hyperion.com/ news_events/news_releases/ press_release_2003_00060.cfm	Toyota, Pfizer, North Face, and Intuit cited as customers of both Brio and Hyperion. Includes quotes from Toyota, Pfizer, and Hyperion CMO.

Business Press Coverage

Reuters Hyperion to Buy Brio for $142 Million as Sector Heats Up By Lisa Baertlein Wed July 23, 2003 09:49 PM ET

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		It’s shaping up that the Big 3 in the market are Cognos, Business Objects and Hyperion	Positive

Silicon Valley/San Jose Business Journal Hyperion buying Brio	http://houston.bizjournals.com/ sanjose/stories/2003/07/21/daily47.html	Merger details and past partnership	Factual

Excite.com Hyperion to Buy Brio for $142 Million as Sector Heats Up July 24, 2003	http://news.excite.com/tech/article/id/ 342388%7Ctechnology%7C 07-23-2003::21:51%7Creuters.html	Industry trends Talks about BO, Cognos, Siebel	Factual/Positive

The Sacramento Bee Hyperion Solutions to buy Brio Software for $142 million By MICHAEL LIEDTKE, AP Business Writer Last Updated 4:53 p.m. PDT Wednesday, July 23, 2003	http://www.sacbee.com/24hour/business/ story/950580p-6649223c.html	Trends	Somewhat Positive

CommentWire Hyperion: swooping for Brio Software July 25, 2003	http://www.commentwire.com/ commwire_story.asp? commentwire_ID=4638	The deal will allow Hyperion to target new BI suite entrants while Brio can focus on core product development without having to worry about fiscal viability.	Positive

CNET News.com Hyperion joins merger merry-go-round Alorie Gilbert July 23, 2003, 4:22 PM PT	http://news.com.com/2100-1014_3-5053407.html	Industry trend	Factual

Island Packet Online Hyperion Solutions to buy Brio Software for $142 million By MICHAEL LIEDTKE, AP Business Writer Published Wednesday, July 23rd, 2003	http://www.islandpacket.com/ 24hour/technology/story/ 950581p-6649223c.html	Industry trends	Factual

Eurobility.com Hyperion To Acquire Brio Software TECHNOLOGY— 24 July 2003	http://www.eurobility.com/news /one_news.asp?IDNews=889	Details of the merger Press release + link to OEM release + link to Brio and Hyperion release conference calls	Factual

Line 56 Hyperion Acquires Brio More consolidation for BI; Hyperion targeting Cognos, not Business Objects, with the addition of enterprise reporting specialist July 25, 2003	http://line56.com/articles /default.asp?ArticleID=4849 &TopicID=9	Business Objects and Hyperion are on parallel tracks	Positive

Aberdeen News.com Hyperion Solutions to Buy Brio Software MICHAEL LIEDTKE Associated Press July 23, 2003	http://www.aberdeennews.com/ mld/aberdeennews/business/6368769.htm	The proposed combination is the latest of several high-tech mergers to emerge in the past two months, with much of the matchmaking centered in the Silicon Valley.	Positive

Financial Press Coverage

Yahoo Finance Top Industry Analysts Praise Hyperion Acquisition of Brio Software Tuesday August 5, 8:04 am ET	http://biz.yahoo.com/prnews/ 030805/sftu072_1.html	Press Release Only	Positive

Accounting Finance 365 Hyperion to acquire Brio Software Jon Silk	http://www.accountingandfinance365. com/Content/Articles/Article1374.aspx	Quotes from Hyperion executives	Positive

Technology Press Coverage

Gartner.com Hyperion Will Gain Needed Functions With Brio Purchase Frank Buytendijk | Lee Geishecker July 24, 2003	http://www.gartner.com/ DisplayDocument?doc_cd= 116467	– will strengthen Hyperion’s strategy to focus on corporate performance management (CPM). – needs to put significant effort into integrating Brio into its overall product offering	Positive/ some challenges cited, i.e. “Brio customers should be concerned with Hyperion’s integration plans and match them with their BI strategies.”

InfoWorld.com Hyperion to acquire Brio for $142 million Purchase comes on the heels of Business Objects, Crystal Decisions union July 24, 2003	http://www.infoworld.com/article/ 03/07/24/HNhyperionbrio_1. html?applications	Hyperion says it hopes Brio’s reporting tools will help it capture customers earlier in the buying cycle	Positive

IT World.com Hyperion to acquire Brio for $142 million IDG News Service 7/24/03	http://www.itworld.com/Tech/ 2428/030724hyperion/	“The Business Objects-Crystal Decisions deal probably contributed to Hyperion’s Brio purchase”	Slightly Positive

TDWI BI Consolidation Continues as Hyperion Acquires Brio Analysts give move favorable reviews Stephen Swoyer 7/30/2003	http://www.dw-institute.com/ research/display.asp?id=6774&t=y	“Because Brio and Hyperion have a pre-existing relationship (Brio Performance Suite and several generations of its predecessors can natively access Essbase), Schiff points out that users shouldn’t be inconvenienced.”	Positive

The OLAP Report Hyperion Solutions to Buy Brio Nigel Pendse		“Of all these takeovers, this probably has a better chance of working than most as • there is no overlap in the product lines • the companies are almost neighbors, with head offices only”	Positive

EE Times Hyperion to Acquire Brio Software Transaction Extends Hyperion’s Leadership as World’s Largest Provider of Business Performance Management Software July 24, 2003	http://www.eet.com/story/89478	Press Release including quarterly earnings call information	Positive

The Register.com Hyperion buys Brio By Drew Cullen Posted: 24/07/2003 at 10:49 GMT	http://www.theregister.co.uk/ content/53/31939.html	Comparison between BO/Crystal decisions and Hyperion/Brio. Industry trends.	Positive

ZDNet UK News Hyperion buys Brio for $142m Reuters July 24, 2003, 09:47 BST	http://news.zdnet.co.uk/business/ 0,39020645,2138083,00.htm	Mergers in this industry, cites quarter results of Brio and Hyperion, Hyperion now part of the “Big 3”-Cognos, BO, and Hyperion	Very Factual Neutral

Eweek Hyperion Fires Back With Brio Acquisition By Dennis Callaghan July 23, 2003	http://www.eweek.com/ article2/0,3959,1201910,00.asp	Citing why this deal is unrelated to BO-Crystal decisions deal	Positive

Internetnews.com Hyperion to Snap Up Brio Software for $142M By Clint Boulton July 24, 2003	http://www.internetnews.com/ ent-news/article.php/2239631	– a short term move to address business intelligence (BI) competition. – not a significant move	Negative

Computer Business Review Online Hyperion Makes Swoop for Brio Software July 24, 2003	http://www.cbronline.com/ currentnews/cb4572b272ab deb480256d6d0018ca06	Good decision	Positive

DSTAR Hyperion to acquire Brio Software	http://www.hpcwire.com/ dsstar/03/0729/106332.html	Press Release Info pulled together	Positive

ENT News BI Consolidation Continues as Hyperion Acquires Brio 7/30/03	http://www.entmag.com/news/ article.asp?EditorialsID=5896	Gartner said that Brio and several other BI vendors were “weak and vulnerable to attacks from competitors.”	Negative

TMC Net.com Hyperion To Acquire Brio Software July 25, 2003	http://www.tmcnet.com/ enews/2003/072503d.htm	Press Release Info The acquisition will extend Hyperion’s leadership as a worldwide provider of Business performance management software.	Positive

HPC Wire Hyperion To Acquire Brio Software	http://www.hpcwire.com/ breaking/1194.html	Press Release Info The transaction will enable Hyperion to expand its addressable market and increase share in one of the software industry’s fastest growing categories.	Positive

The Street.com Hyperion Buys Brio Software By Ronna Abramson Staff Reporter 07/23/2003 07:21 PM EDT	http://www.thestreet.com/ _yahoo/tech/ronnaabramson/10103077.html	Merger mania in the software sector	Very factual

Midrange Server Hyperion Buys Brio, Glimpse of BI’s Future Provided Dan Burger July 28, 2003	http://www.midrangeserver.com/tfh/ tfh072803-story03.html	“The shake-out from the announced merger of business intelligence (BI) software companies Hyperion and Brio will get some notice at iSeries shops where Hyperion software is currently installed and where BI projects are being planned by companies that fit mostly into the Fortune 1,000 category.”	Neutral

Global Technology Hyperion to buy Brio in $142m deal Issued by: FHC	http://196.30.226.221/office/ globaltech/0308010741.htm	Press Release	Positive

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